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  TELE CELULAR SUL PARTICIPACOES S.A.               TELEPAR CELULAR S.A.

   CNPJ/MF N(degree)02.558.115/0001-21       CNPJ/MF N(degree)02.332.397/0001-44
       NIRE N(degree)4130001760-3                NIRE N(degree)41300038228]
            COMPANHIA ABERTA                          COMPANHIA ABERTA

                                  MATERIAL FACT

Tele Celular Sul Participacoes S.A. ("TSU"), together with its wholly-owned subisidiaries Telepar Celular S/A ("TELEPAR"), Telesc Celular S/A ("TELESC") and CTMR Celular S/A ("CTMR"), in compliance with paragraph 4 of article 157 of Lei n(degree) 6.404/76 and CVM Instruction n (degree) 358/2002, CVM n(degree) 369/2002, as amended bY CVM Instruction n(degree) 369/2002, hereby disclose the following to their stockholders, the market at large and other stakeholders that on this date a proposal was submitted to the TSU Board of Directors and adopted by unanimous vote to hire a consultancy firm and specialized companies to start the feasibility studies for the their restructuring, in which TELEPAR would absorb its wholly-owned subsidiaries TELESC and CTMR.

Any decision adopted by the directors to go ahead with the operation or to submit it to the companies general stockholders meeting will be disclosed to the market in due time.

                            CURITIBA, APRIL 30, 2003.

    PAULO ROBERTO CRUZ COZZA                         ALVARO P. DE MORAES FILHO
  Director of Investor Relations                  Director of Investor Relations
TELE CELULAR SUL PARTICIPACOES S.A.                    TELEPAR CELULAR S.A.